UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. )1

L.B. Foster Company
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

350060 10 9
(CUSIP Number)

BRADLEY S. VIZI
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(424) 253-1775

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 545,719
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 545,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 106,056
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 106,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 280,161
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 280,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,936
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,936
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,936
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,936
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,936
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,936
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of L.B. Foster Company, a Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 415 Holiday Drive, Pittsburgh, Pennsylvania 15220.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners Special Opportunities, L.P. II, a Delaware limited partnership (“Legion Partners Special II”);

(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II;

(v)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II;

(vi)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(ix)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)           The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special II is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC.  The principal occupation of each of Messrs. Vizi, Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Vizi, Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 545,719 Shares owned directly by Legion Partners I is approximately $7,816,093, including brokerage commissions.  The aggregate purchase price of the 106,056 Shares owned directly by Legion Partners II is approximately $1,518,822, including brokerage commissions.  The aggregate purchase price of the 280,161 Shares owned directly by Legion Partners Special II is approximately $3,580,837, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,320,151 Shares outstanding as of November 1, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

A.	Legion Partners I

(a)	As of the close of business on December 23, 2015, Legion Partners I beneficially owned 545,719 Shares.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 545,719
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 545,719

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on December 23, 2015, Legion Partners I beneficially owned 106,056 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 106,056
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 106,056

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special II

(a)	As of the close of business on December 23, 2015, Legion Partners Special II beneficially owned 280,161 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 280,161
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 280,161

(c)	The transactions in the Shares by Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 545,719 Shares owned by Legion Partners I, (ii) 106,056 Shares owned by Legion Partners II, and (iii) 280,161 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,936
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,936

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II, may be deemed the beneficial owner of the (i) 545,719 Shares owned by Legion Partners I, (ii) 106,056 Shares owned by Legion Partners II, and (iii) 280,161 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,936
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,936

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 545,719 Shares owned by Legion Partners I, (ii) 106,056 Shares owned by Legion Partners II, and (iii) 280,161 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,936
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,936

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 545,719 Shares owned by Legion Partners I, (ii) 106,056 Shares owned by Legion Partners II, and (iii) 280,161 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,936
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,936

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 24, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Legion Partners I has sold short in over the counter market American-style put options, referencing (i) 11,900 Shares, which have an exercise price of $12.50 per Share and expire on January 15, 2016 and (ii) 2,300 Shares, which have an exercise price of $15.00 per Share and expire on January 15, 2016.

Legion Partners II has sold short in over the counter market American-style put options, referencing (i) 2,300 Shares, which have an exercise price of $12.50 per Share and expire on January 15, 2016 and (ii) 500 Shares, which have an exercise price of $15.00 per Share and expire on January 15, 2016.

Legion Partners Special II has sold short in over the counter market American-style put options, referencing (i) 33,900 Shares, which have an exercise price of $12.50 per Share and expire on January 15, 2016 and (ii) 3,300 Shares, which have an exercise price of $15.00 per Share and expire on January 15, 2016.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Bradley S. Vizi, Christopher S. Kiper and Raymond White, dated December 24, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2015

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Special Opportunities, L.P. II,

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

LEGION PARTNERS, L.P. I

Purchase of Common Stock	13,165	15.43	10/14/2015
Purchase of Common Stock	13,313	15.73	10/15/2015
Purchase of Common Stock	15,667	15.36	10/16/2015
Purchase of Common Stock	15,992	15.40	10/19/2015
Purchase of Common Stock	8,264	15.95	10/20/2015
Purchase of Common Stock	12,292	15.82	10/21/2015
Purchase of November 2015 Call Option ($10.00 Strike Price)	84	6.00	10/21/2015
Purchase of Common Stock	24,449	15.69	10/22/2015
Purchase of Common Stock	14,653	15.79	10/23/2015
Purchase of Common Stock	12,559	15.86	10/26/2015
Purchase of Common Stock	26,462	15.02	10/27/2015
Purchase of Common Stock	670	15.22	10/27/2015
Purchase of Common Stock	12,559	15.13	10/28/2015
Purchase of Common Stock	12,559	15.11	10/29/2015
Purchase of Common Stock	16,746	14.84	10/30/2015
Purchase of Common Stock	4,978	16.14	11/02/2015
Purchase of Common Stock (1)	8,400	16.02	11/20/2015
Purchase of Common Stock	22,267	11.58	12/14/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(28)	1.16	12/14/2015

Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(55)	0.51	12/15/2015
Purchase of Common Stock	11,272	12.01	12/15/2015
Purchase of Common Stock	3,540	12.99	12/16/2015
Purchase of Common Stock	19,485	12.84	12/16/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(3)	0.40	12/16/2015
Sale of January 2016 Put Option ($12.50 Strike Price) (2)	(119)	0.65	12/17/2015
Purchase of Common Stock	3,484	12.97	12/17/2015
Purchase of Common Stock	2,653	12.81	12/17/2015
Purchase of Common Stock	16,140	13.02	12/18/2015
Purchase of Common Stock	2,149	12.90	12/18/2015
Purchase of Common Stock	6,081	12.93	12/21/2015
Purchase of Common Stock	2,116	12.89	12/21/2015
Purchase of Common Stock	6,108	13.72	12/22/2015
Purchase of Common Stock	974	13.90	12/22/2015
Purchase of Common Stock	19,339	14.91	12/23/2015
Purchase of Common Stock	3,097	14.55	12/23/2015
Sale of January 2016 Put Option ($15.00 Strike Price) (2)	(23)	0.70	12/23/2015

LEGION PARTNERS, L.P. II

Purchase of Common Stock	2,558	15.43	10/14/2015
Purchase of Common Stock	2,587	15.73	10/15/2015
Purchase of Common Stock	3,045	15.36	10/16/2015
Purchase of Common Stock	3,108	15.40	10/19/2015
Purchase of Common Stock	1,606	15.95	10/20/2015
Purchase of Common Stock	2,389	15.82	10/21/2015
Purchase of November 2015 Call Option ($10.00 Strike Price)	16	6.00	10/21/2015

Purchase of Common Stock	4,751	15.69	10/22/2015
Purchase of Common Stock	2,847	15.79	10/23/2015
Purchase of Common Stock	2,441	15.86	10/26/2015
Purchase of Common Stock	5,142	15.02	10/27/2015
Purchase of Common Stock	130	15.22	10/27/2015
Purchase of Common Stock	2,441	15.13	10/28/2015
Purchase of Common Stock	2,441	15.11	10/29/2015
Purchase of Common Stock	3,254	14.84	10/30/2015
Purchase of Common Stock	967	16.14	11/02/2015
Purchase of Common Stock (1)	1,600	16.01	11/20/2015
Purchase of Common Stock	4,327	11.58	12/14/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(5)	1.16	12/14/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(11)	0.51	12/15/2015
Purchase of Common Stock	2,191	12.01	12/15/2015
Purchase of Common Stock	688	12.99	12/16/2015
Purchase of Common Stock	3,787	12.84	12/16/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(1)	0.40	12/16/2015
Sale of January 2016 Put Option ($12.50 Strike Price) (2)	(23)	0.65	12/17/2015
Purchase of Common Stock	677	12.97	12/17/2015
Purchase of Common Stock	516	12.81	12/17/2015
Purchase of Common Stock	3,137	13.02	12/18/2015
Purchase of Common Stock	418	12.90	12/18/2015
Purchase of Common Stock	1,182	12.93	12/21/2015
Purchase of Common Stock	411	12.89	12/21/2015
Purchase of Common Stock	1,187	13.72	12/22/2015
Purchase of Common Stock	189	13.90	12/22/2015
Purchase of Common Stock	3,758	14.91	12/23/2015
Purchase of Common Stock	602	14.55	12/23/2015
Sale of January 2016 Put Option ($15.00 Strike Price) (2)	(5)	0.70	12/23/2015

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. II

Purchase of Common Stock	54,547	11.58	12/14/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(67)	1.16	12/14/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(134)	0.51	12/15/2015
Purchase of Common Stock	27,612	12.01	12/15/2015
Purchase of Common Stock	8,672	12.99	12/16/2015
Purchase of Common Stock	47,732	12.84	12/16/2015
Sale of December 2015 Put Option ($12.50 Strike Price) (2)	(6)	0.40	12/16/2015
Sale of January 2016 Put Option ($12.50 Strike Price) (2)	(339)	0.65	12/17/2015
Purchase of Common Stock	9,972	12.97	12/17/2015
Purchase of Common Stock	7,595	12.81	12/17/2015
Purchase of Common Stock	46,195	13.02	12/18/2015
Purchase of Common Stock	6,152	12.90	12/18/2015
Purchase of Common Stock	15,842	12.93	12/21/2015
Purchase of Common Stock	5,514	12.89	12/21/2015
Purchase of Common Stock	15,913	13.72	12/22/2015
Purchase of Common Stock	2,537	13.90	12/22/2015
Purchase of Common Stock	27,477	14.91	12/23/2015
Purchase of Common Stock	4,401	14.55	12/23/2015
Sale of January 2016 Put Option ($15.00 Strike Price) (2)	(33)	0.70	12/23/2015

________

1 Represents the exercise of certain November 2015 call options purchased on 10/21/2015 with a $10.00 Strike Price.
2 Represents a sale to open a short position.